November 25, 2024

Wolfgang Breme
Chief Financial Officer
Ads-Tec Energy Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

       Re: Ads-Tec Energy Public Limited Company
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41188
Dear Wolfgang Breme:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing